April 1, 2005


Mail Stop 0409

VIA U.S. MAIL AND FAX (904) 598-3448

Mr. Bruce M. Johnson
Managing Director, Chief Financial Officer and Director
Regency Centers Corporation
121 West Forsyth Street, Suite 200
Jacksonville, Fl  32202

Re:	Regency Centers Corporation
	Form 10-K for the year ended December 31, 2004
	File No. 0-24763

Dear Mr. Johnson:

      We have reviewed your filing and have the following comment. We have limited our review to only the issue addressed below and will make no further review of your document. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange Act of 1934.

      We think you should revise your document in response to this comment in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In our comment, we ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K for the year ended December 31, 2004

Real Estate Investments, page F-12
1. Paragraph 7 of SFAS 144 defines impairment as the condition that
exists when the carrying amount of a long-lived asset exceeds its fair value. It further clarifies that a property to be held and used is considered to be impaired when its carrying value is not recoverable and the carrying value exceeds fair value. This not indicates that if a held for use property is "permanently impaired"
you will write it down to fair value.   Please clarify to us if
the
application of this policy has yielded different results than would have resulted from the application of paragraph 7 of SFAS 144. In addition, please show us how you propose to change the text of this note in future filings to clarify the application of paragraph 7 of
SFAS 144. Please also confirm to us that you will remove the reference to "permanent impairment" in future filings.

*    *    *    *

      As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response on
EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of
Corporation Finance in our review of your filings or in response to our comments on your filings.

      If you have any questions, you may contact Eric McPhee at
(202)
824-5419 or me at (202) 942-1960.



Sincerely,



      Linda van Doorn
      Senior Assistant Chief Accountant


Regency Centers Corporation
April 1, 2005
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